Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On February 25, 2015, Robb L. Voyles of Halliburton Company distributed the following FAQs to all Halliburton employees:

Q: What is the significance of the Form S-4, filed Dec. 19, 2014, being declared “effective” by the U.S. Securities and Exchange Commission (“SEC”)?

A: It means Halliburton stockholders will vote on whether to approve the issuance of shares of Halliburton common stock in connection with the pending acquisition of Baker Hughes, and Baker Hughes stockholders will vote on whether to approve the merger by adopting the Agreement and Plan of Merger, dated as of November 16, 2014, among Halliburton, a wholly owned subsidiary of Halliburton (“Merger Sub”) and Baker Hughes, and, on a non-binding, advisory basis, approve the compensation payable to Baker Hughes’ named executive officers in connection with the merger.

On February 18, 2015, Halliburton filed with the SEC a definitive proxy statement/prospectus that has been mailed to stockholders of Halliburton and Baker Hughes in connection with the March 27, 2015, special meetings. For a complete list of Q&As and important risk factors to consider before casting a vote, please consult the proxy statement/prospectus.

Q: What does the Halliburton stockholder vote mean?

A: Halliburton stockholders are voting on whether to approve the issuance of shares of Halliburton common stock in connection with the pending acquisition of Baker Hughes, which is one of several conditions to the transaction closing.

Q: What results from the Halliburton stockholders and the Baker Hughes stockholders approving their respective proposals?

A: If both companies’ stockholders approve their respective proposals, the acquisition is expected to close in the second half of 2015. When the acquisition closes, Baker Hughes will merge with and into Merger Sub. Merger Sub will be the surviving entity in the merger as a wholly owned subsidiary of Halliburton. Baker Hughes will cease to be a publicly held corporation and former Baker Hughes stockholders will become stockholders of Halliburton.

Q: As an employee, what do I need to do?

A: If you are not a Halliburton or Baker Hughes stockholder, no action is necessary. It continues to be business as usual at Halliburton.

Q: If I am a Halliburton stockholder, what do I need to do to vote?

A: If you are a Halliburton stockholder (either you acquired shares on your own or through one of the employee stock plans, or have outstanding restricted stock awards), you may vote by submitting a proxy:

•	via telephone at 1-800-652-8683 (follow the recorded instructions) by 11:59 p.m. Houston, Texas time on March 26, 2015;

•	online at www.envisionreports.com/HAL (follow the instructions on the website) by 11:59 p.m. Houston, Texas time on March 26, 2015; or

•	by mail (indicate your vote on each proxy card you receive, sign and date each card, and return it in the prepaid envelope that accompanied it).

You may also vote in person by ballot at the special meeting to be held March 27, 2015, at Halliburton’s offices at 3000 North Sam Houston Parkway East, Life Center Auditorium, Houston, Texas 77032. Halliburton recommends you submit your proxy vote even if you plan to attend the special meeting. At the meeting, you can withdraw your proxy and vote in person.

Q. If I am a Halliburton stockholder, what if I don’t vote?

A: An abstention from voting will have the same effect as a vote cast against the proposal to approve the issuance of shares of Halliburton common stock in connection with the acquisition. A failure to submit a proxy or to vote in person at the special meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your Halliburton stock will not affect the outcome of the vote on the proposal to approve the issuance of shares of Halliburton common stock but it will make it more difficult for Halliburton to obtain the necessary quorum to hold its special meeting and to obtain the stockholder approval necessary in order to complete the acquisition. If you submit a proxy but do not direct how the proxy is to be voted, your proxy will be voted in accordance with the Halliburton board of director’s recommendations.

Q. How quickly will the results of the Halliburton vote be announced?

A: Halliburton expects to be able to announce the results of the Halliburton stockholder vote on March 27, 2015, the same day as the special meeting, so long as the special meeting is not adjourned or postponed until a later date.

Q: Does Halliburton’s board of directors recommend that Halliburton stockholders approve the issuance of shares of Halliburton common stock in connection with the acquisition?

A: Yes. The Halliburton board of directors has unanimously approved the issuance of shares of Halliburton common stock in connection with the pending acquisition of Baker Hughes.

Q: Who can answer any questions I may have about the special meetings or the merger?

A: Halliburton stockholders may call Innisfree or MacKenzie, Halliburton’s proxy solicitors for the special meeting, toll-free at (877) 825-8971 or (800) 322-2885, respectively.

Q: Who can attend the special meetings? What must attendees bring to attend the special meetings?

A: Attendance at the meeting will be limited to stockholders of record as of the record date and one guest per stockholder, and to guests of Halliburton. Admittance to the Halliburton special meeting will require valid photo identification, such as a driver’s license or passport. Stockholders whose shares are held in “street name” by a broker, nominee, fiduciary or other custodian should bring with them a copy of a brokerage statement reflecting stock ownership as of the record date, together with valid photo identification. If a stockholder wants to vote shares of Halliburton common stock held in “street name” in person at the Halliburton special meeting, you will have to obtain a legal proxy in your name from the broker, nominee, fiduciary or other custodian who holds your shares.

Q: Can I revoke my proxy and change my vote?

A: Yes. You have the right to revoke your proxy at any time prior to the time your shares are voted at the special meeting. If you are a stockholder of record, your proxy can be revoked in several ways:

•	by submitting a new proxy by telephone or the Internet before 11:59 p.m. Houston, Texas time on March 26, 2015;

•	by delivering a written revocation to Halliburton’s Corporate Secretary prior to the special meeting;

•	by submitting another valid proxy bearing a later date that is received prior to the special meeting; or

•	by attending the special meeting and voting your shares in person.

However, if your shares are held in “street name” through a broker, nominee, fiduciary or other custodian, you must check with your broker, nominee, fiduciary or other custodian to determine how to revoke your proxy.

Q: When do you expect the pending acquisition to be completed?

A: Halliburton hopes to complete the pending acquisition of Baker Hughes as soon as reasonably practicable, subject to receipt of necessary regulatory approvals and the stockholder approvals, which are the subject of the Halliburton and Baker Hughes special meetings. Halliburton currently expects that the transaction will be completed in the second half of 2015. However, Halliburton cannot predict when regulatory review will be completed, whether or when regulatory or stockholder approval will be received or the potential terms and conditions of any regulatory approval that is received.

Q. How will customers be impacted by the outcome of the vote?

A. At this point, it’s business as usual. Halliburton and Baker Hughes will continue to operate and compete as separate companies until the pending acquisition closes.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the integration of Halliburton and Baker Hughes, the expected timing of the closing of the acquisition and expectations regarding the announcement of the results of the special meeting, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, which was filed with the SEC on October 21, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.